Resolution of the Board of Directors

On August 8, 2013, the Board of Directors of POSCO has resolved as follows:

1)Investment Increase in PT Krakatau POSCO

The Board of Directors has resolved to increase the amount of investment in PT Krakatau POSCO from KRW 765,252,400,000 to KRW 826,690,270,000 due to changes in business conditions for building and operating the integrated steelwork in Indonesia.

2)Interim Dividend

Interim Cash Dividends per Share (KRW)	2,000

Dividend Yield (%)	0.67

Record Date	June 30, 2013

Proposed Dividend Payment Date	August 28, 2013

Total Amount of Interim Dividend (KRW)	154,489,810,000

3)Establishment of “POSCO 1% Foundation”

The Board of Directors has decided to establish a foundation tentatively named “POSCO 1% Foundation,” for which POSCO will match contributions made by the employees and officers of POSCO over the next five years, from 2013 to 2017. The total amount of contributions from the matching grant is expected to reach approximately KRW 10,000,000,000.